P, E. 1/31/02

1-14926


02012852


JAN 3 1 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

Korea Telecom Corp.

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

Acquisition of Treasury Shares and

Changes in the Number of Shares Owned by the Korean Government

We hereby inform you that Korea Telecom Corp. ("Korea Telecom" and NYSE symbol: KTC) has acquired treasury shares from the Government of the Republic of Korea. Details are as follows:

1. Date of acquisition: January 4, 2002.

2. Number of shares acquired: 36,770,183 shares.

3. Acquisition price per share: Won 53,400.

4. Acquisition method: block trades to be held after completion of official trading hours of the Korea Stock Exchange.

5. Changes in the number of shares owned by the Korean Government:

	Before	Disposition	After
Number of shares	125,344,612	36,770,183	88,574,429
Ownership percentage	40.15%	11.78%	28.37%

Reviewing strategic cooperation with Daum Communications Corp.

We hereby inform you that Korea Telecom Corp. ("Korea Telecom" and NYSE symbol: KTC) is reviewing the possibility of strategic cooperation arrangement with Daum Communications Corp. We will announce details of such arrangement if and when a decision on this matter is made.

This disclosure has been made upon the request of the Korea Stock Exchange (January 4, 2002 11:10).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 4, 2002

Korea Telecom Corp.



By: ____________________

Name: Joong - Soo Nam

Title: Executive Vice President and Chief Financial Officer